                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Amendment No. 8

                                 DAG Media Inc.

                                (NAME OF ISSUER)


                           Common Stock $.001 par value

                         (TITLE OF CLASS OF SECURITIES)


                                    233729102

                                 (CUSIP NUMBER)


				Paul D. Sonkin
                           Hummingbird Management, LLC
                      (f/k/a Morningside Value Investors, LLC)
                              153 East 53rd Street
                            New York, New York 10022
                                   212-521-0975

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  March 31, 2004

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 5 pages)

CUSIP No. 233729102                   13D/A                  Page 2 of 5 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [ ]
                                                                      (b)    [ ]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       7.    SOLE VOTING POWER          464,585
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER         0
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     464,585
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        464,585

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       15.6%

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14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 5 pages)

CUSIP No. 233729102                   13D/A                    Page 3 of 5 pages


  AMENDMENT NO. 8 TO SCHEDULE 13D

         This Amendment No. 8, dated April 8, 2004 to Schedule 13D is filed by the Reporting Persons and amends the Schedule the 13D/A as previously filed by the Reporting Persons with the Securities and Exchange Commission on September 5, 2003 (the "Schedule 13D/A No. 5"),relating to the common stock, $.001 par value (the "Common Stock") of DAG Media, Inc., a New York Corporation.


Items 3 and 5 are hereby amended and restated, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of April 8, 2004, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $516,368 and $359,298 respectively, in the Shares of the Issuer using their respective working capital.



ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 464,585 Shares representing approximately 15.6% of the outstanding shares of the Issuer (based upon 2,927,460 shares outstanding as of February 25, 2004, as reported on the latest Definitive Schedule 10-KSB of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

            Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 464,585 Shares of the Issuer. Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares.

			  (Page 3 of 5 Pages)

CUSIP No. 233729102                   13D/A                    Page 4 of 5 Pages


         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
3/8/2004	open market sale		2,274		5.422
3/8/2004	open market sale		2,384		5.821
3/8/2004	open market sale		3,250		5.670
3/9/2004	open market sale		1,000		5.234
3/29/2004	open market sale		5,670		5.620
3/29/2004	open market sale		3,150		5.664
3/30/2004	open market sale		1,890		5.663
3/31/2004	open market sale		8,804		5.957
4/01/2004	open market sale		  630		6.100
4/07/2004	open market sale	       10,231		6.167



         (c) Hummingbird caused Microcap to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
3/8/2004	open market sale		1,877		5.422
3/8/2004	open market sale		1,816		5.821
3/8/2004	open market sale		2,621		5.670
3/9/2004	open market sale		  600		5.234
3/29/2004	open market sale		3,330		5.620
3/29/2004	open market sale		1,850		5.664
3/30/2004	open market sale		1,110		5.663
3/31/2004	open market sale		5,170		5.957
4/01/2004	open market sale		  370		6.100
4/07/2004	open market sale                6,009		6.167




         (d)      Inapplicable.

         (e)      Inapplicable.

			      (Page 4 of 5 Pages)

CUSIP No. 233729102                   13D/A                  Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 8, 2004

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member